SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                               Smart Online, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                   83171V 10 0
                                 (CUSIP Number)

                                   Avy Lugassy
                                Atlas Capital, SA
                                118 Rue du Rhone
                                     CH-1204
                               Geneva Switzerland
                                +41 22 718 1 741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 16, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83171V 10 0

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS

      Atlas Capital, SA
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      OO
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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR |_| 2(e):

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Switzerland
--------------------------------------------------------------------------------
                              7.    SOLE VOTING POWER:
         NUMBER OF                  5,328,226 (1)
          SHARES
       BENEFICIALLY           8.    SHARED VOTING POWER:
         OWNED BY                   0
      EACH REPORTING
        PERSON WITH           9.    SOLE DISPOSITIVE POWER:
                                    5,328,226 (1)

                              10.   SHARED DISPOSITIVE POWER:
                                    0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      5,328,226 (1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

      |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      29.22%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

      CO
--------------------------------------------------------------------------------
(1) See Item 5(a) for a detailed explanation of the Reporting Person's beneficial ownership of Common Stock.

This Amendment No. 7 (this "Amendment") amends the Report on Schedule 13D, originally filed on April 4, 2008, as amended by Amendment No. 6 filed on May 22, 2008 (as amended, the "Schedule 13D"). Except as provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

As of June 16, 2008, the Reporting Person has acquired, in the aggregate, 5,328,226 shares of Common Stock either from the Issuer or from other shareholders of the Issuer. The Reporting Person has paid an aggregate of $14,736,034.33 for these shares from corporate funds, including 56,206 shares acquired from Dennis Michael Nouri (the former President, Chief Executive Officer, and President of the Issuer) pursuant to a note cancellation agreement. In exchange for the shares acquired from Mr. Nouri, the Reporting Person cancelled a note under which Mr. Nouri owed the Reporting Person principal and interest totaling $85,117.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) The Reporting Person beneficially owns 5,328,226 shares of Common Stock, which represents approximately 29.22% of the issued and outstanding shares of Common Stock.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all 5,144,796 shares of Common Stock reported in Item 5(a) of this Schedule 13D.

(c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the Common Stock that were effected since the date of the most recently filed Report on Schedule 13D are set forth below. All transactions represent purchases of Common Stock on the OTC Bulletin Board by the Reporting Person.

-----------------------------------------------------------------------
Date of Transaction     Number of Shares Purchased      Price Per Share
-----------------------------------------------------------------------
      5/28/08                      5,000                     $3.00
-----------------------------------------------------------------------
      6/4/08                      25,000                     $3.14
-----------------------------------------------------------------------
      6/5/08                       5,000                     $3.15
-----------------------------------------------------------------------
      6/10/08                     27,500                     $3.15
-----------------------------------------------------------------------
      6/11/08                     40,930                     $3.15
-----------------------------------------------------------------------
      6/12/08                     23,500                     $3.15
-----------------------------------------------------------------------
      6/13/08                     11,500                     $3.15
-----------------------------------------------------------------------
      6/16/08                     45,000                     $3.15
-----------------------------------------------------------------------

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

                                    SIGNATURE

After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        ATLAS CAPITAL, SA

Dated: June 17, 2008                    /s/ Avy Lugassy
                                        ----------------------------------------
                                        Signature

                                        Name: Avy Lugassy
                                        Title: Member of the Management